Exhibit 99.B-(d)(94)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Security Capital Research & Management Incorporated

As of July 1, 2003, as amended September 15, 2006

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Managed Trust

Real Estate Fund	X.XX	%

Agreed and Accepted:

SEI Investments Management Corporation	Security Capital Research & Management Incorporated

By:	By:

/s/ Sofia A. Rosala	/s/ Anthony R. Manno

Name:	Name:

Sofia A. Rosala	Anthony R. Manno, Jr.

Title:	Title:

Vice President	President and CEO